Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Lawrence A Jacobs, Senior Executive Vice President
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: **News Corporation**
               Form 10-K for the fiscal year ended June 30, 2009
               Filed August 12, 2009
               File No. 001-32352

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79
Notes to Consolidated Financial Statements, page 87
Note 3. Acquisitions, Disposals and Other Transactions, page 98
Fiscal 2009 Transactions, page 98
Other Transactions, page 98

1. We note the disclosure indicating that in July 2008, the company completed the sale of eight of its owned-and-operated FOX network affiliated television stations for approximately $1 billion in cash. We also note that in connection with the transaction, the stations sold entered into new affiliation agreements with the company to receive net programming and assumed existing contracts with the company. Please tell us and clarify in your disclosures in future filings, whether any of the proceeds from the sale of the television stations was allocated to the new affiliation agreements with the company that were executed at the time of the sale. If so, please explain how the company determined the portion of the proceeds allocated to the affiliation agreements and explain how this factored into the calculation of the $232 million gain recognized in connection with the sale transaction. If not, please explain why. We may have further comment upon review of your response.

2. We note the disclosure in Note 3 with respect to the February 2009 transaction in which the company sold approximately 67% of the NDS Series B ordinary shares it held for $63 per share consisting of $1.5 billion in cash and a $242 million vendor note. We also note that as a result of this transaction, NDS ceased to be a public company and the Permira Newcos and the company received 51% and 49%, respectively, of NDS. Please tell us and clarify in your future disclosures, the nature and percentage interest in NDS which the company held prior to this transaction and explain how the company accounted for NDS in its financial statements both before and after this transaction. Also, please tell us the carrying value of the company's interest in NDS at the time of this transaction, and subsequent to the transaction and provide us with the computation of the $1.2 billion gain recognized on the sale.

Fiscal 2008 Transactions, page 99
Share Exchange Agreement, page 101

3. We note from the disclosure included in Note 3 on page 100, that in connection with the acquisition of Dow Jones during 2007, the company recognized a significant level of goodwill. In future filings, please revise the notes to the company's financial statements to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase

price that resulted in the recognition of goodwill. Refer to the disclosure
requirements outlined in paragraph 51b of SFAS No.141.

4. We note the exchange with Liberty during 2008 in which approximately 325
million shares of Class A common stock and 188 million shares of Class B
common stock were exchanged for 100% of a wholly owned subsidiary of the
company's whose holdings included an approximate 41% interest in DIRECTV,
three RSNs and $625 million in cash. Please tell and revise the notes to your
financial statements in future filings to explain how the Class A and Class B shares
received in this transaction were valued and provide us with your calculation of the
$1.7 billion gain recognized in connection with this transaction. As part of your
response, you should also tell us the carrying value at the time of sale for your 41%
interest in DIRECTV and the three RSNs that were exchanged in this transaction.
Your response should include how the accounting treatment used for this
transaction complies with APB 29 and EITF 01-02 as applicable. We may have
further comment upon receipt of your response.

Note 9. Goodwill and Other Intangible Assets

5. We note from the disclosure included in footnote (1) to the table of changes in
goodwill during the year ended June 30, 2009, that changes in goodwill for the
period included $412 million resulting from the finalization of purchase price
allocations. Please tell us and revise the notes to the company's financial
statements in future filings to indicate the specific acquisitions to which the $412
million of adjustments to goodwill relate and the nature and specific timing of the
facts or circumstances that resulted in the changes in the purchase price allocations.

Note 14. Equity Based Compensation

6. Based on the disclosures included in Note 14 to the company's financial
statements, it does not appear that the company has provided all of the disclosures
required by SFAS No.123(R) in the notes to the financial statements. For example,
we note that the company has not disclosed the total intrinsic value of options
exercised, share-based liabilities paid and the total fair value of shares vested
during each period presented in the statement of operations as required by
paragraph A240(c) of SFAS No.123(R). We also note that the company has not
disclosed the aggregate intrinsic value of options outstanding and options currently
exercisable as of the latest balance sheet date presented as required by paragraph
A240(d) of SFAS No. 123 (R). Please ensure that the notes to the company's
financial statements include all of the disclosures required by paragraph A240 of
SFAS No.123(R) in any future filings.

Note 25. Supplemental Guarantor Information

7. We note from the disclosure included in Note 25 that the company has presented condensed consolidating financial information for NAI, the parent company and the non-guarantor subsidiaries because the Parent Guarantor presently guarantees the public indebtedness of NAI and the guarantee is full and unconditional. Please tell us and revise future filings to disclose whether NAI is 100% owned by the parent company guarantor. Refer to the guidance outlined in Rule 3-10(b) and (c) of Regulation S-X.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief